SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SIRIUS XM HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer and Chief Administrative Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82968B103

1.	Names of Reporting Persons Liberty Media Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,205,832,796 shares (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,205,832,796 shares (1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,205,832,796 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 83.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)    3,066,299,360 of the shares beneficially owned by Liberty Media Corporation are held indirectly through wholly-owned subsidiaries of Liberty Media Corporation.

(2)    Based on the 3,842,403,049 shares of common stock, par value $0.001 per share, outstanding as of July 28, 2023, as reported by Sirius XM Holdings Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer and its predecessor by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013, Amendment No. 2 filed with the Commission on October 15, 2013, Amendment No. 3 filed with the Commission on January 3, 2014, Amendment No. 4 filed with the Commission on March 17, 2014, Amendment No. 5 filed with the Commission on November 3, 2014 and Amendment No. 6 filed with the Commission on November 4, 2021 (together, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D constitutes Amendment No. 7 to the Liberty Schedule 13D (the “Amendment,” and together with the Liberty Schedule 13D, this “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

On September 22, 2023, the Reporting Person communicated a proposal (the “Proposal”) to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Issuer which outlined the terms of a proposed combination of the Reporting Person’s Liberty SiriusXM tracking stock group (“LSXM”) with the Issuer to form a new, consolidated public company (“New SiriusXM” and the proposed combination, the “Combination”).

In the proposed Combination, the Reporting Person would separate LSXM by means of a redemptive split-off (the “Split-Off”) of a newly formed subsidiary of Liberty (“SplitCo”), which would own all of the assets and liabilities then attributed to LSXM. In the Split-Off, holders of each series of LSXM common stock would receive a number of shares of a single series of common stock of SplitCo calculated based upon each underlying share of Common Stock held by SplitCo being exchanged for 1.05 shares of New SiriusXM common stock. SplitCo would then combine with the Issuer to form New SiriusXM, with the minority shareholders of the Issuer receiving shares in New SiriusXM on a one-for-one basis. In addition, the minority shareholders of the Issuer would receive a pro rata cash payment calculated based on the amount of the outstanding net debt of LSXM effectively assumed by New SiriusXM in the proposed transaction. New SiriusXM would have a single outstanding series of common stock, with each share entitling the holder thereof to one vote per share. By way of example, based on recent outstanding share counts, holders of LSXM common stock would receive 10.3 shares of New SiriusXM common stock for each share of LSXM common stock held at closing, and, based on the projected outstanding principal amount of LSXM net debt at year end, the minority shareholders of the Issuer would receive 1 share of New SiriusXM common stock plus $0.55 in cash for each share of Common Stock held at closing. The minority shareholders of the Issuer would collectively own approximately 16% of New SiriusXM, and the former holders of LSXM common stock would collectively own approximately 84% of New SiriusXM.

The Combination is intended to be tax-free (except with respect to any cash received) and would be subject to, among other things, the negotiation and execution of mutually acceptable definitive transaction documents and applicable board approvals, including the approval of a Special Committee. No further updates on the Proposal or the proposed Combination will be provided unless and until definitive documents are executed or discussions between the parties terminate, or unless otherwise required by applicable law.

Other than as described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future, including with respect to the Proposal, and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of its holdings of shares of Common Stock, as the case may be. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is amended and restated in its entirety as follows:

(a)           As of September 22, 2023, the Reporting Person beneficially owns 3,205,832,796 shares of Common Stock, which represent approximately 83.4% of the outstanding shares of Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based upon the 3,842,403,049 shares of Common Stock outstanding as of July 28, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. John C. Malone, Gregory B. Maffei and Evan D. Malone beneficially own 267,141 shares, 918,865 shares and 450,158 shares of Common Stock, respectively, as of the date hereof, which, with respect to Messrs. Maffei and Evan D. Malone, includes 278,534 and 278,534 stock options, respectively, exercisable within the next 60 days.

(b)            The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares. 3,066,299,360 of the shares beneficially owned by the Reporting Person are held indirectly through wholly-owned subsidiaries of the Reporting Person.

(c)            No transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)         Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

As previously disclosed by the Reporting Person, on March 6, 2023, the Borrower amended the 2021 Loan Agreement, which is secured by a first priority lien on 1.0 billion shares of Common Stock, to, among other things, (i) extend each of the maturity date and the availability of its revolving facility to March 2026, (ii) increase the available revolver commitments by $200 million and (iii) reduce the minimum price of the Common Stock that would or could result in certain adjustments under the 2021 Loan Agreement. After giving effect to the amendment referred to in the preceding sentence, total capacity under the 2021 Loan Agreement is $1,950 million, of which $875 million of borrowings were outstanding as of June 30, 2023.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

7(f)	Assistant Secretary’s Certificate of Liberty Media Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2023	LIBERTY MEDIA CORPORATION

	By:	/s/ Brittany A. Uthoff
Name: Brittany A. Uthoff
Title: Vice President and Assistant Secretary

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation is set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director

Gregory B. Maffei	Chief Executive Officer, President and Director

Robert R. Bennett	Director

Derek Chang	Director

Brian M. Deevy	Director

M. Ian G. Gilchrist	Director

Evan D. Malone	Director

Larry E. Romrell	Director

Andrea L. Wong	Director

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer

Albert E. Rosenthaler	Chief Corporate Development Officer

Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer